
SEC
Mail Processing
Section

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FEB 27 2014 Washington, D.C. 20549

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC
Mail Processing
Section

FEB 2 2014

Washington DC
404

SEC FILE NUMBER
8- 67499

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/13_____ AND ENDING_____12/31/13_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities Inc. CRD 142866

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza, Suite 700

(No. and Street)

Irvine   CA   92614

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William A. Shopoff   949-417-1396

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner Peterson Miranda and Williamson LLP

(Name – if individual, state last, first, middle name)

4100 Newport Place, Suite 300   Newport Beach   CA   92660

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DD 3/14/14

OATH OR AFFIRMATION

I, __William A. Shopoff__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Shopoff Securities Inc.__ _____ , as of __December 31__ _____ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NA__ _____

_____

[Notary stamp:]
ANNE B. CASSINGHAM
Commission # 1985842
Notary Public - California
Orange County
My Comm. Expires Aug 18, 2016

Anne B. Cassingham
Notary Public

(signature)
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e)(3).



squarmilner

Certified Public Accountants
and Financial Advisors

Shopoff Securities, Inc.
Financial Statements
December 31, 2013



INDEX TO FINANCIAL STATEMENTS



squarmilner

Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Shopoff Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

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Los Angeles I Newport Beach I San Diego I Encino I Cayman Islands



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shopoff Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital pursuant to Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 21, 2014

ASSETS

Cash	$	84,240
Commissions receivable from related parties		7,840
Prepaid expenses		1,688
Total assets	$	93,768

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable to related parties	$	8,871
Other accrued expenses		578
Due to affiliate		2,057
Total liabilities		11,506

Stockholder's Equity

Common stock, $0.001 par value; 50,000 shares authorized;		
5,500 shares issued and outstanding		5
Additional paid-in-capital		435,568
Accumulated deficit		(353,311)
Total stockholder's equity		82,262
Total liabilities and stockholder's equity	$	93,768

SHOPOFF SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2013

REVENUES

Commissions	$	153,660
Underwriting fees		72,900
Due diligence fees		29,160
Total revenues		255,720

EXPENSES

Compensation expense (Note 5)		95,722
Professional fees		73,713
Marketing		34,196
Brokerage fee		28,500
General and administrative		11,187
Licenses and fees		11,318
Total expenses		254,636

NET INCOME	$	1,084

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE – January 1, 2013	5,500	$ 5	$ 417,568	$ (354,395)	$ 63,178
Contributions	–	–	18,000	–	18,000
Net Income	–	–	–	1,084	1,084
BALANCE – December 31, 2013	5,500	$ 5	$ 435,568	$ (353,311)	$ 82,262

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	1,084
Changes in operating assets and liabilities:		
Commissions receivable from a related party		(7,840)
Prepaid expenses		(1,688)
Commissions payable to related parties		8,871
Accounts payable and accrued liabilities		(16)
Due to affiliates		817
Net cash provided by operating activities		1,228

CASH FLOWS FROM FINANCING ACTIVITIES

Capital contributions		18,000
Net cash provided by financing activities		18,000
NET INCREASE IN CASH		19,228
CASH – beginning of year		65,012
CASH – end of year	$	84,240

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed for the purpose of acting as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD") to operate as a broker/dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of common stock and limited partner share interests sponsored by The Shopoff Group, L.P. Current offerings include Shopoff Land Fund II, L.P., Shopoff Strategic Income Fund, L.P., TSG Augusta Ranch, L.P. and TSG Timber Oaks, L.P. each of which is a related party. Prior offerings included Shopoff Properties Trust, Inc. and Shopoff Land Fund I, L.P., which are both related parties. The Company sells interests in such funds on a "best efforts" basis. See Note 5 for additional information.

The accompanying financial statements have been prepared assuming the Company will continue in its present form. If the Stockholder does not continue to provide sufficient capital as required or if the Company fails to generate sufficient liquidity through its revenue generating activities, the future operations of the Company may be adversely affected.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2013.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2013.

During 2013, all revenues of the Company were generated from selling ownership interests in related parties, sponsored by The Shopoff Group, L.P., which is a related party.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies. See Note 5 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments, including cash and accounts payable and accrued liabilities, approximate their fair value as of December 31, 2013, based on their relatively short-term nature. In the opinion of management, the fair value of payables to and receivables from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2013 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes fees and commission income, including sales commission, underwriting fees, and due diligence fees as the related services are performed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. Accordingly, no provision for current federal income taxes has been provided in the accompanying financial statements for the year ended December 31, 2013. However, the Company is subject to state income taxes at the statutory rate of 1.5%.

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

Subsequent Events

The Company evaluated subsequent events through February 21, 2014, which is the day the financial statements were be available to be issued.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2013, the Company had net capital of $72,734, as defined, which was $67,734 in excess of its required minimum required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio as of December 31, 2013 was 0.16-to-1.

3. REGULATORY REQUIREMENTS (continued)

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2013, the Stockholder has contributed an aggregate of $435,568 to additional paid-in capital, including $18,000 during the year ended December 31, 2013.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. The Shopoff Group, L.P. ("The Shopoff Group"), a Delaware limited partnership, is the sponsor of such stock and limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of The Shopoff Group, and an owner of the general partner of each of the limited partnership interests currently being marketed, and a co-trustee of The Shopoff Revocable Trust dated August 12, 2004, the sole stockholder of the Company.

As discussed in Note 1, the Company is engaged to sell ownership interests on a "best efforts" basis.

On December 1, 2012, the Company was engaged by Shopoff Land Fund II, L.P. ("Land Fund II"), a related party, to sell equity interests in Land Fund II on a "best efforts" basis. Shopoff Investors IV, L.P. ("Shopoff IV") is the general partner of Land Fund II. The Shopoff Corporation is the general partner of Shopoff IV and William and Cindy Shopoff, as co-trustees of the Stockholder, are the managing members of IV Gratitude, LLC ("IV Gratitude") which is a 98% limited partner of Shopoff IV. The Shopoff Corporation is 100% owned by the Stockholder. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2% and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. As of December 31, 2013, the Company had earned $146,280 in accordance with its agreement with Land Fund II.

5. RELATED PARTY TRANSACTIONS (continued)

On December 20, 2012, the Company was engaged by Shopoff Strategic Income Fund, L.P. ("Income Fund"), a related party, to sell equity interests in Income Fund on a "best efforts" basis. Shopoff Investors V, L.P. ("Shopoff V") is the general partner of Income Fund. Shopoff Partners II, LLC ("Partners II") is the general partner of Shopoff V and The Shopoff Group is the sole member of Partners II. William and Cindy Shopoff, as co-trustees of the Stockholder, are the limited partners in TSG as well as the co-trustees of the sole member of TSG GP, LLC ("TSG GP") which is the general partner of TSG. The Shopoff Corporation is 100% owned by the Stockholder. The Company is entitled to a selling commission of up to 7%, an underwriting fee of up to 2% and due diligence fees of up to 1% of the gross capital contributions with respect to ownership interests sold. As of December 31, 2013, the Company had earned $82,870 in accordance with its agreement with Income Fund.

On September 6, 2013, the Company was engaged to sell equity interests in TSG Augusta Ranch, L.P. ("Augusta Ranch") and TSG Timber Oaks ("Timber Oaks"), L.P. by these partnerships. Shopoff V is the general partner of Augusta Ranch and Timber Oaks. The Company is entitled to a selling commission of up to 7% and an underwriting fee of up to 2% of the gross capital contributions with respect to ownership interests sold in these partnerships. As of December 31, 2013, the Company had earned $11,930 and $14,640, respectively, in accordance with its agreement with Augusta Ranch and Timber Oaks.

Because the Company continues to have limited revenues, The Shopoff Group has agreed to fund the Company's administrative and operational costs. In June 2007, the Company entered into an expense sharing agreement with The Shopoff Group. The agreement was for one year and automatically renews unless terminated by the Company or The Shopoff Group upon thirty days advance notice. Subject to the terms of this agreement, The Shopoff Group agrees to provide the Company with management and back office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is to reimburse The Shopoff Group for its share of services and expenses shared with The Shopoff Group based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses as long as these expenses have not been paid for by The Shopoff Group. As of December 31, 2013, the Company's accounts payable and accrued liabilities included $2,057 of reimbursements due to The Shopoff Group for operational expenses. Such amount is unsecured and bears no interest.

During the year ended December 31, 2013, the Company paid its president, William A. Shopoff, $67,021 in compensation for his service as the President of the Company and for sales of ownership interests. During the year ended December 31, 2013, the Company incurred $28,701 of commissions to Steve Shopoff, William A. Shopoff's brother, $19,830 of which was paid during the year. Such amount was recorded as compensation expense in the accompanying statement of income.

6. FINRA EXAMINATION

During the year ended December 31, 2009, FINRA examined the Company's records as part of its routine cycle examination for the purpose of meeting the regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On December 29, 2009, FINRA issued an examination report, which included certain cautionary items that did not need to be included in the Central Registration Depository nor did they need to be reported on the Company's Form BD or Form U4. Additionally, the examination report included a referral of issues related to the Trust's offering to a separate examination. During 2013, FINRA notified the Company that this examination was closed and that no action was taken against the Company.

SUPPLEMENTARY INFORMATION

SHOPOFF SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2013

NET CAPITAL

Total stockholders' equity from statement of financial condition	$	82,262
Less: Nonallowable assets		(9,528)
Net capital	$	72,734

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	767
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital (regulatory net capital less net capital requirement)	$	67,734

AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION

	$	11,506

Ratio of aggregate indebtedness to net capital	0.16-to-1

Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2

Net capital as reported	$	72,734
Audit adjustments		–
Audited net capital	$	72,734

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

See Accompanying Independent Auditors' Report.



squarmilner

Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5 FOR
BROKER-DEALERS CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In planning and performing our audit of the financial statements of Shopoff Securities, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with



management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Newport Beach, California
February 21, 2014

**Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation**



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Certified Public Accountants
and Financial Advisors

Squar, Milner, Peterson, Miranda & Williamson, LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
Shopoff Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Shopoff Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and the cash disbursement records noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2013, with the amounts reported in Form SIPC-7T for the year ended December 31, 2013, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

Squar Milner Peterson Miranda & Williamson, LLP

Newport Beach, California
February 21, 2014



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